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                                 March 22, 2001

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, NW
Washington, DC 20549

         Re:      TRX, Inc. (SEC File No. 333-30798) Application for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), TRX, Inc., a Georgia corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-30798, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on February 18, 2000 and amended on March 13, 2000.

         Pursuant to the Registration Statement, the Registrant proposed to register an undetermined number of shares of its Common Stock, $0.01 par value per share (the "Shares"), in an amount up to $75 million, for issuance to the public. The Registrant believes that the terms attainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its shareholders. No securities have been sold under the Registration Statement and no activity in pursuit of this offering has taken place since March 13, 2000. The Registrant may undertake a private offering of securities in reliance on Rule 155(c) under the Securities Act.

         Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

         Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Jeffrey K. Haidet of Long Aldridge & Norman LLP, legal counsel to the Registrant, at (404) 527-4012.

                                     Sincerely,

                                     TRX, Inc.


                                     By: /s/ Norwood H. Davis, III
                                        ---------------------------------------
                                         Norwood H. Davis, III
                                         President and Chief Executive Officer